FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 13, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.
Corporate Taxpayer No. CNPJ 01.838.723/0001-27
A Publicly-held Company
NIRE 42.300.034.240
CVM 1629-2

PROTOCOLS AND JUSTIFICATIONS OF MERGER

CONTENTS

PAGE
SADIA S.A.…	2
HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA	10

PROTOCOL AND JUSTIFICATION OF MERGER

MERGED COMPANY: SADIA S.A.

MERGING COMPANY: BRF – BRASIL FOODS S.A.

NOVEMBER 12, 2012

PROTOCOL AND JUSTIFICATION OF MERGER OF SADIA S.A.
BY BRF- BRASIL FOODS S.A.

Under this Protocol and Justification of Merger of Sadia S.A. by BRF - Brasil Foods S.A., held on November 12, 2012 (“Protocol and Justification”), the Parties:

(1) BRF – BRASIL FOODS S.A., a publicly held corporation with its headquarters at Rua Jorge Tzachel no. 475, Bairro Fazenda, City of Itajaí, State of Santa Catarina; registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ/MF”) sob o n°01.838.723/0001-27, under the number 01.838.723/0001-27, herein represented, in accordance with its By-laws, by the undersigned legal representatives (“BRF” ou “Merging Company”); and

(2) SADIA S.A., a privately held corporation with its headquarters at Rua Senador Atilio Fontana no. 86, Centro, City of Concordia, State of Santa Catarina; registered with the CNPJ/MF under the number 20.730.099/0001-94, herein represented, in accordance with its articles of incorporation, by the undersigned legal representatives (“Sadia” ou “Merged Company”);

WHEREAS:

(A) BRF is an publicly held corporation with authorized capital, with a fully subscribed and paid-in capital in the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three reais and thirty six cents), made up of 872,473,246 (eight hundred and seventy two million, four hundred and seventy three thousand and two hundred and forty six) common shares, all registered and without par value;

(B) Sadia is a privately held corporation, with a fully subscribed and paid-in capital in the amount of R$ 5,351,528,500.00 (five billion, three hundred and fifty one million, five hundred and twenty eight thousand and five hundred reais), made up of 627,446,951 (six hundred and twenty seven million, four hundred and forty six thousand and nine hundred and fifty one) common shares and 1,046,120,442 (one billion, forty six million, one hundred and twenty thousand and four hundred and forty two) preferred shares without voting rights, all registered and without par value;

(C) Sadia is a wholly-owned subsidiary of BRF; and

(D) Through this Protocol and Justification, BRF and Sadia management aim to establish the terms and conditions for the proposed merger of Sadia by BRF (“Merger”), a proposal which is part of a corporate restructuring process with the aim of simplifying BRF’s corporate structure.

BRF and Sadia management resolve, for the purposes of articles 224, 225 and 227 of Law no. 6,404, dated December 15, 1976, and its respective alterations (“Brazilian

Corporation Act”), to sign this Protocol and Justification, according to the following terms and conditions:

FIRST CLAUSE: JUSTIFICATION AND OBJECTIVES OF THE MERGER

1.1. JUSTIFICATION. The Merger represents the final stage of a process that was started on May 19, 2009, from an association agreement between BRF (then known as Perdigao S.A.) and Sadia, aiming at the unification of the Merging Company’s operations with those of Sadia. The Merger is part of a simplification process of BRF’s corporate and operational structure, and is justified by the fact that BRF holds all of the shares that make up Sadia’s capital stock and that the Merger will represent the full integration of Sadia and BRF’s business, resulting in a maximization of synergies through the consolidation of both companies’ activities within BRF, with a consequent reduction in financial, administrative and operational costs and an increase in productivity.

1.2. OBJECTIVES. The purpose of this Protocol and Justification is to regulate the Merger of Sadia by BRF.

SECOND CLAUSE: CORPORATE DOCUMENTS

2.1. APPROVALS REQUIRED. The proposed Merger was recommended by the managements of BRF and Sadia, and must be voted on at extraordinary general meetings of BRF and Sadia, which shall be convened according to the applicable rules and their respective acts of incorporation.

2.2. IMPLEMENTATION AND COSTS. The management of BRF is responsible for carrying out all acts necessary for the implementation of the Merger, including the removal of Sadia’s registration and enrollment from the required governmental departments. The costs associated with the Merger have been estimated to be around R$12,000,000.00 (twelve million reais) and will be borne entirely by BRF.

THIRD CLAUSE: APPRAISAL CRITERIA AND TREATMENT OF EQUITY VARIATIONS

3.1. ACCOUNTING VALUATION AND BASE DATE. Sadia’s net assets to be merged were valuated at book value, based on the September 30, 2012 balance sheet audited by Ernst & Young Terco Auditores Independentes S.S., a company registered with the CNPJ/MF under the number 61.366.936/0001-25 and with the Regional Accounting Council under the number CRC SP-015199/O-6, located at Av. Presidente Juscelino Kubitschek 1830, 5th and 6th floors, Itaim Bibi, City of São Paulo, State of São Paulo (“Ernst & Young Terco”). The selection and hiring of Ernst & Young Terco must be ratified by BRF’s shareholders in an extraordinary general meeting. The valuations base date is September 30, 2012 (“Data-Base”). A book valuation report, which can be found in Appendix I on this Protocol and Justification, showed Sadia having net assets on the Merger base date of R$5,413,138,705.70 (five billion, four hundred and thirteen million and one hundred and thirty eight thousand, senventy hundred and five reais and seventy cents).

3.2. EQUITY AT MARKET PRICES. There is no reason to draw up a valuation report based on the value of Sadia’s equity at market price, as provided for in article 264 of the Brazilian Corporation Act, since this will be the merger of a wholly-owned subsidiary, and an exchange ratio cannot be determined that can be used for comparison and/or right to dissent.

3.3. TREATMENT OF FUTURE EQUITY VARIATIONS. Under article 224, section III, of the Brazilian Corporation Act, equity variations that take place between the Base Date and the date of Merger will be recorded in the books of Sadia and recognized using the equity equivalence method in the books of BRF, and subsequently appropriated by the Merging Company.

FOURTH CLAUSE: TREATMENT OF SHARES OF ONE COMPANY HELD BY THE OTHER COMPANY AND TREASURY SHARES

4.1. TREATMENT OF SHARES OF ONE COMPANY HELD BY THE OTHER COMPANY. On this date, BRF holds 1,673,567,393 (one billion, six hundred and seventy three million, five hundred and sixty seven thousand and three hundred and ninety three) shares, out of which 627,446,951 (six hundred and twenty seven million, four hundred and forty six thousand and nine hundred and fifty one) are common shares and 1.046.120.442 (one billion, forty six million, one hundred and twenty thousand and four hundred and forty two) are preferred shares, issued by Sadia, representing 100% (one hundred per cent) of the latter’s capital stock. As a result of the Merger, shares issued by Sadia will become extinct, according to the terms set out in article 226, paragraph 1, of the Brazilian Corporation Act.

4.2. Sadia does not hold any shares issued by BRF.

4.3. TREATMENT OF SHARES HELD IN TREASURY. There are no shares issued by Sadia held in treasury.

FIFTH CLAUSE: EXCHANGE RATIO

5.1. EXCHANGE RATIO. There will be no change in the net equity of BRF, and consequently there will be no new shares issued, for which reason it will not be necessary to establish any exchange ratio as a result of the Merger.

SIXTH CLAUSE: RIGHT OF DISSENT AND REIMBURSEMENT VALUE OF SHARES

6.1. RIGHT OF DISSENT OF SHAREHOLDERS AND REIMBURSEMENT VALUE OF SHARES. Since 100% of the shares issued by Sadia are owned by BRF, there are no other shareholders at the Merged company, minority or otherwise. Therefore there will be no right of dissent or reimbursement of the value of shares from dissenting shareholders.

SEVENTH CLAUSE: CAPITAL STOCK CHANGES

7.1. BRF CAPITAL STOCK: Since Sadia is a wholly owned subsidiary of BRF, the merger with Sadia will not result in an increase of BRF’s capital stock.

EIGHTH CLAUSE: CAPITAL STOCK OF BRF AFTER THE MERGER

8.1. BRF’S CAPITAL STOCK AFTER THE MERGER. BRF’s fully subscribed and paid-in capital stock will remain the same after the merger, remaining at the value of R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three reais and thirty six cents), made up of 872,473,246 (eight hundred and seventy two million, four hundred and seventy three thousand and two hundred and forty six) common shares, all registered and without par value.

NINTH CLAUSE: AMENDMENT TO THE BY-LAWS AND OPENING OF BRANCHES

9.1. BY-LAWS. BRF’s bylaws will undergo the following alterations as a result of the Merger, as highlighted below:

“SECTION THREE - The primary purpose for which the Corporation is organized is to engage in the following activities within the Brazilian territory or abroad:
(...)
4) o manufacture, refine and sell vegetable oils, fats and dairy products;
(...)
”

9.2. OPENING OF BRANCHES. With the extinction of the Merged Company, its company headquarters will be terminated and BRF must proceed with the opening of a new branch at the location of the terminated headquarters. The Merged Company’s branches will then start to operate as the Merging Company’s branches without any break in continuity.

TENTH CLAUSE: TREATMENT OF CAPITAL GAINS

10.1. CAPITAL GAINS. The capital gains registered by BRF upon the acquisition of its stake in Sadia, in the amount of R$3,594,466,245.56 (three billion, five hundred and ninety four million and four hundred and sixty seven thousand, two hundred and forty-five reais and fifty six cents), is based on expected future profitability, and will be used by the Merging Company for tax purposes after the Merger, within ten years, under the current legislation.

ELEVENTH CLAUSE: THE BRAZILIAN ANTITRUST SYSTEM

11.1. THE BRAZILIAN ANTITRUST SYSTEM. On May 19, 2009, BRF (then known as Perdigao S.A.) executed an association agreement with the aim of unifying its operations with those of Sadia, with the agreement being submitted to the Brazilian Council for Economic Defense (“CADE”), thus initiating merger act number 08012.004423/2009-18. On July 13, 2011, the association between BRF and Sadia was approved by CADE, subject to adherence to the provisions contained within the Performance Commitment Agreement signed on the same date, these being fully observed by BRF, as demonstrated by CADE on May 23, 2012. Due to this, and also due to the fact that this involves the merger of a wholly owned subsidiary of BRF, no actions need to be taken before the Brazilian antitrust authorities.

TWELFTH CLAUSE: GENERAL PROVISIONS

12.1. RIGHTS, VOTES AND DIVIDENDS. There will be no changes to voting rights, dividends or any other equity rights conferred upon BRF’s shareholders, with all political and economic advantages of shares existing before the Merger remaining the same.

12.2. CORPORATE ACTS. Extraordinary general meetings will be held by BRF and by Sadia to deliberate the Merger contemplated within this Protocol and Justification. Sadia’s Extraordinary Shareholders’ General Meeting will be held on December 31, 2012.

12.3. TERMINATION OF SADIA AND SUCCESSION. Subject to the provisions stated herein, with the approval of the Merger by Sadia’s Extraordinary Shareholders’ General Meeting, Sadia will be declared extinct on December 31, 2012, and will be succeeded by BRF in all of its assets, rights and obligations.

12.4. DOCUMENTS AVAILABLE TO SHAREHOLDERS. The audited financial statements used to calculate Sadia’s net equity on the Merger Base Date along with all other documents required by the applicable legislation and regulations will be made available to BRF shareholders on the following websites: (i) BRF (www.brasilfoods.com/ri), (ii) Comissão de Valores Mobiliários (www.cvm.gov.br), and (iii) BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros (www.bmfbovespa.com.br).

12.5. AMENDMENTS. This Protocol and Justification may only be altered in writing and with the approval of all Parties.

12.6. SURVIVAL OF VALID CLAUSES. Where any clause, provision, term or condition provided for in this Protocol and Justification becomes invalid, all other clauses, provisions, terms and conditions that are not affected by this invalidation will remain valid.

12.7. VENUE. The State of Santa Catarina’s Capital Central Court is hereby elected to settle all matters arising from this Protocol and Justification, to the exclusion of any other body, however privileged it might be.

AND, IN WINTNESS WHEREOF, the parties execute this Protocol and Justification in 2 (two) counterparts of equal form and content, for the same purpose, along with the two undersigned witnesses.

November 12, 2012.

BRF – BRASIL FOODS S.A.
Name: José Antonio do Prado Fay	Name: Leopoldo Viriato Saboya
Position: Chief Executive Officer	Position: Chief Financial, Administrative
and Investor Relations Officer

SADIA S.A.
Name: Ely David Mizrahi	Name: Luiz Henrique Lissoni
Position: Manager	Position: Manager

Testemunhas:

1.	2.
Name: Silvia Eduarda Ribeiro Coelho	Name: Lola Pergher
OAB/SP n.º 63.205	OAB/SP N.º 9.595

APPENDIX I FOR THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF SADIA S.A. BY BRF – BRASIL FOODS S.A.

PROTOCOL AND JUSTIFICATION FOR MERGER

MERGED COMPANY: HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA.

MERGING COMPANY: BRF – BRASIL FOODS S.A.

NOVEMBER 12, 2012

PROTOCOL AND JUSTIFICATION OF MERGER OF HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA. BY BRF- BRASIL FOODS S.A.

Under this Protocol and Justification of Merger of Heloísa Indústria e Comércio de Produtos Lácteos Ltda. by BRF - Brasil Foods S.A., held on November 12, 2012 (“Protocol and Justification”), the Parties:

(1) BRF – BRASIL FOODS S.A., a publicly held corporation with its headquarters at Rua Jorge Tzachel no. 475, Bairro Fazenda, City of Itajaí, State of Santa Catarina; registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ/MF”) sob o n°01.838.723/0001-27, under the number 01.838.723/0001-27, herein represented, in accordance with its By-laws, by the undersigned legal representatives (“BRF” ou “Merging Company”); and

(2) HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA., a limited company with its headquarters at Estrada de Acesso a Colonia Velha Km 0,5, Lote 1 da Quadra 02, Zona Urbana, Nucleo Industrial, City of Terenos, State of Mato Grosso do Sul; registered with the CNPJ/MF under the number 11.317.692/0001-12, herein represented in accordance with its articles of organization by the undersigned legal representatives (“Heloisa” or “Merged Company”);

WHEREAS:

(A) BRF is an publicly held corporation with authorized capital, with a fully subscribed and paid-in capital in the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three reais and thirty six cents), made up of 872,473,246 (eight hundred and seventy two million, four hundred and seventy three thousand and two hundred and forty six) common shares, all registered and without par value;

(B) Heloisa is a limited liability company, with a fully subscribed and paid-up capital comprising of R$46,000,000.00 (forty six million reais), made up of 46,000,000 (forty six million) quotas, with a nominal value of R$1.00 (one real) each;

(C) Heloisa is a wholly-owned subsidiary of BRF; and

(D) Through this Protocol and Justification, BRF and Heloisa management aim to establish the terms and conditions for the proposed merger of Heloisa by BRF (“Merger”), a proposal which is part of a corporate restructuring process with the aim of simplifying BRF’s corporate structure.

BRF and Heloisa management resolve, for the purposes of articles 224, 225 and 227 of Law no. 6,404, dated December 15, 1976, and its respective alterations (“Brazilian Corporation Act”), to sign this Protocol and Justification, according to the following terms and conditions:

FIRST CLAUSE: JUSTIFICATION AND OBJECTIVES OF THE MERGER

1.1. JUSTIFICATION. The Merger is part of a corporate and business restructuring process involving BRF and Heloisa, aimed towards the simplification of BRF’s corporate and operational structure, and justified by the fact that BRF holds all of the quotas that make up Heloisa’s capital stock and that the Merger will represent the full integration of Heloisa and BRF’s business, resulting in a maximization of synergies through the consolidation of both companies’ activities within BRF, with a consequent reduction in financial, administrative and operational costs and the rationalization of its activities.

1.2. OBJECTIVES. The purpose of this Protocol and Justification is to regulate the Merger of Heloisa by BRF.

SECOND CLAUSE: CORPORATE DOCUMENTS

2.1. APPROVALS REQUIRED. The proposal for the Merger was recommended by the management of BRF and Heloisa, and must be voted on at BRF’s extraordinary shareholders’ general meeting and at Heloisa’s Partners Meeting, which shall be convened according to the applicable rules and their respective acts of organization.

2.2. IMPLEMENTATION AND COSTS. BRF’s management is responsible for carrying out all necessary acts for the implementation of the Merger, including the removal of Heloisa’s registration and enrollment from the required governmental departments. The costs associated with the Merger will be borne entirely by BRF.

THIRD CLAUSE: ASSESSMENT CRITERIA AND TREATMENT OF EQUITY VARIATIONS

3.1. ACCOUNTING VALUATION AND BASE DATE. Heloisa’s net assets to be merged were valuated at book value, based on the September 30, 2012 balance sheet audited by Ernst & Young Terco Auditores Independentes S.S., a company registered with the CNPJ/MF under the number 61.366.936/0001-25 and with the Regional Accounting Council under the number CRC SP-015199/O-6, located at Av. Presidente Juscelino Kubitschek 1830, 5th and 6th floors, Itaim Bibi, City of São Paulo, State of São Paulo (“Ernst & Young Terco”). The selection and hiring of Ernst & Young Terco must be ratified by BRF’s shareholders in an extraordinary general meeting. The valuations base date is September 30, 2012 (“Data-Base”). A book valuation report, which can be found in Appendix I on this Protocol and Justification, showed Heloisa having net assets on the Merger base date of R$80,243,753.25 (eighty million, two hundred and forty-three thousand, seventy and fifty-three reais and twenty five cents).

3.2. TREATMENT OF FUTURE EQUITY VARIATIONS. Under article 224, section III, of the Brazilian Corporation Act, equity variations that take place between the Base Date and the date of Merger will be recorded in the books of Heloisa and recognized using the equity equivalence method in the books of BRF, and subsequently appropriated by the Merging Company.

FOURTH CLAUSE: TREATMENT OF SHARES OF ONE COMPANY HELD BY THE OTHER COMPANY AND TREASURY SHARES

4.1. TREATMENT OF SHARES OF ONE COMPANY HELD BY THE OTHER COMPANY. On this date, BRF holds 46,000,000 (forty six million) quotas of Heloisa, representing 100% (one hundred per cent) of the latter’s capital stock. As a result of the Merger, quotas issued by Sadia will become extinct, according to the terms set out in article 226, paragraph 1, of the Brazilian Corporation Act.

4.2. Heloisa does not hold any shares issued by BRF.

FIFTH CLAUSE: EXCHANGE RATIO

5.1. EXCHANGE RATIO. There will be no change in the net equity of BRF, and consequently there will be no new shares issued, for which reason it will not be necessary to establish any exchange ratio as a result of the Merger.

SIXTH CLAUSE: RIGHT OF DISSENT AND REIMBURSEMENT VALUE OF SHARES

6.1. RIGHT OF DISSENT OF SHAREHOLDERS AND REIMBURSEMENT VALUE OF SHARES. Since 100% of the quotas issued by Heloisa are owned by BRF, there are no other partners at the Merged company, minority or otherwise. Therefore there will be no right of dissent or reimbursement of the value of quotas from dissenting partners.

SEVENTH CLAUSE: CAPITAL STOCK CHANGES

7.1. BRF CAPITAL STOCK: Since Heloisa is a wholly owned subsidiary of BRF, the merger with Heloisa will not result in an increase of BRF’s capital stock.

EIGHTH CLAUSE: CAPITAL STOCK OF BRF AFTER THE MERGER

8.1. BRF’S CAPITAL STOCK AFTER THE MERGER. BRF’s fully subscribed and paid-in capital stock will remain the same after the merger, remaining at the value of R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three reais and thirty six cents), made up of 872,473,246 (eight hundred and seventy two million, four hundred and seventy three thousand and two hundred and forty six) common shares, all registered and without par value.

NINTH CLAUSE: AMENDMENT TO THE BY-LAWS AND OPENING OF BRANCHES

9.1. BY-LAWS. BRF’s bylaws will not undergo any alteration as a result of the Merger.

9.2. OPENING OF BRANCHES. With the extinction of the Merged Company, its company headquarters will be terminated and BRF must proceed with the opening of a new branch at the location of the terminated headquarters. The Merged Company’s branches will then start to operate as the Merging Company’s branches without any break in continuity.

TENTH CLAUSE: TREATMENT OF CAPITAL GAINS

10.1. CAPITAL GAINS. The capital gains registered by BRF upon the acquisition of its stake in Heloisa, in the amount of R$33,460,883.07 (thirty three million, four hundred and sixty one thousand, eighty hundred and eighty-three reais and seven cents), is based on expected future profitability, and will be used by the Merging Company for tax purposes after the Merger, within ten years, under the current legislation

ELEVENTH CLAUSE: THE BRAZILIAN ANTITRUST SYSTEM

11.1. THE BRAZILIAN ANTITRUST SYSTEM. Given that the Merger is part of a corporate restructuring that will not bring about any changes in control, and also the fact that this will be the merger of a wholly owned subsidiary of BRF, it will not be submitted to the Brazilian antitrust authorities.

TWELFTH CLAUSE: GENERAL PROVISIONS

12.1. RIGHTS, VOTES AND DIVIDENDS. There will be no changes to voting rights, dividends or any other equity rights conferred upon BRF’s shareholders, with all political and economic advantages of shares existing before the Merger remaining the same.

12.2. CORPORATE ACTS. An extraordinary general meeting will be held by BRF and a Partners’ Meeting will be held by Heloisa to deliberate the Merger contemplated within this Protocol and Justification. Heloisa’s Extraordinary Shareholders’ General Meeting will be held on December 31, 2012.

12.3. TERMINATION OF HELOISA AND SUCCESSION. Subject to the provisions stated herein, with the approval of the Merger by Heloisa’s Partners’ Meeting, Heloisa will be declared extinct on December 31, 2012, and will be succeeded by BRF in all of its assets, rights and obligations.

12.4. DOCUMENTS AVAILABLE TO SHAREHOLDERS. The audited financial statements used to calculate Heloisa’s net equity on the Merger Base Date along with all other documents required by the applicable legislation and regulations will be made available to BRF shareholders on the following websites: (i) BRF (www.brasilfoods.com/ri), (ii) Comissão de Valores Mobiliários (www.cvm.gov.br), and (iii) BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros (www.bmfbovespa.com.br).

12.5. AMENDMENTS. This Protocol and Justification may only be altered in writing and with the approval of all Parties.

12.6. SURVIVAL OF VALID CLAUSES. Where any clause, provision, term or condition provided for in this Protocol and Justification becomes invalid, all other clauses, provisions, terms and conditions that are not affected by this invalidation will remain valid.

12.7. VENUE. The State of Santa Catarina’s Capital Central Court is hereby elected to settle all matters arising from this Protocol and Justification, to the exclusion of any other body, however privileged it might be.

AND, IN WINTNESS WHEREOF, the parties execute this Protocol and Justification in 2 (two) counterparts of equal form and content, for the same purpose, along with the two undersigned witnesses.

November 12, 2012.

BRF – BRASIL FOODS S.A.
Name: José Antonio do Prado Fay	Name: Leopoldo Viriato Saboya
Position: Chief Executive Officer	Position: Chief Financial, Administrative
and Investor Relations Officer

HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA.
Name: Gilberto Antônio Orsato	Name: Wilson Newton de Mello Neto
Position: Manager	Position: Manager

Testemunhas:

1.	2.
Name: Silvia Eduarda Ribeiro Coelho	Name: Lola Pergher
OAB/SP n.º 63.205	OAB/SP N.º 9.595

APPENDIX I FOR THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF HELOISA INDUSTRIA E COMERCIO DE PRODUTOS LACTEOS LTDA. BY BRF – BRASIL FOODS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director